SCHEDULE 13D

 (Rule 13d-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC  20549

 Under the Securities Exchange Act of 1934
(Amendment No. 1)*

                                                HOME SOLUTIONS OF AMERICA, INC.
(Name of Issuer)

                                                  Common Stock, par value $.001 per share
(Title of Class of Securities)

                                                                      437355 10 0
(CUSIP Number)

J. Paul Caver, Esq.
2724 Routh Street
Dallas, Texas 75201
                                                               (214) 468-8868
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                                                                 August 31, 2004
(Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_______________

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 437355 10 0	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tyrrell L. Garth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,526,694
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,526,694
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,694
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer

            The securities covered by this Schedule 13D Amendment No. 1 are shares of common stock, $.001 par value (the "Common Stock"), of Home Solutions of America, Inc., a Delaware corporation (the "Company").  The Company's principal executive offices are located at 5565 Red Bird Center Drive, Suite 150, Dallas, Texas 75237.

Item 2. Identity and Background

(a)        This statement on Schedule 13D is being filed by Tyrrell L. Garth ("Mr. Garth");

(b)        The business address of Mr. Garth is c/o Cheyenne Capital, 7350 Phelan Boulevard, Beaumont, Texas 77706;

(c)        Mr. Garth is the President of Cheyenne Capital;

(d)        Mr. Garth has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e)        Mr. Garth has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)         Mr. Garth is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

            On or about August 31, 2004, Mr. Garth received a liquidating distribution of 196,258 shares (the "Shares") of Common Stock from The Garlock Fund, an investment fund.  Mr. Garth acquired the Shares in exchange for his entire interest in The Garlock Fund.  The Shares had a market value of approximately $1.25 per share on the date that Mr. Garth acquired them.

Item 4. Purpose of Transaction

            Mr. Garth acquired the Shares for investment purposes.  Mr. Garth has no plans to engage in any transactions described in Paragraphs (a) through (j) of this Item.  Any decision by Mr. Garth in the future to acquire or dispose of equity in the Company or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

Item 5.  Interest in Securities

(a)        As of the date hereof, Mr. Garth beneficially owns 1,526,694 shares of the Company's Common Stock. The 1,526,694 shares owned by Mr. Garth represented 9.3% of the 16,465,070 shares of Common Stock that the Company had outstanding as of August 16, 2004, according to the Company's quarterly report on Form 10-QSB for the quarter ended June 30, 2004, as filed on August 16, 2004;

(b)                     Number of shares as to which Mr. Garth has:
                    sole power to vote or direct the vote:                               1,526,694
                    shared power to vote or direct the vote:                                         0
                    sole power to dispose or direct the disposition:                 1,526,694
                    shared power to dispose or direct the disposition:                           0

(c)         Other than the transactions set forth herein, Mr. Garth has not engaged in any transactions in the Common Stock within the past 60 days;

(d)         Not applicable;

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

             None.

Item 7. Material to be filed as Exhibits

 None.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: September 17, 2004                                  /s/ TYRRELL L. GARTH
               Tyrell L. Garth

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